UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 000-38511

SOHU.COM LIMITED

(Exact name of registrant as specified in its charter)

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

+86-10-6272-6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

On July 30, 2018, the registrant announced that it will hold its annual general meeting of shareholders (the “2018 Annual Meeting”) at Level 2, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China, on Thursday, September 6, 2018 at 10:00 A.M. Beijing Time. The Board of Directors of the registrant has set the close of business Eastern Time on Wednesday, August 1, 2018 as the record date for the purpose of determining the shareholders of record entitled to notice of, and to vote at, the 2018 Annual Meeting or any adjournment(s) thereof. Beneficial owners of American depositary shares representing the registrant’s ordinary shares who present documentary proof of such beneficial ownership are welcome to attend the 2018 Annual Meeting as observers. The notice of the 2018 Annual Meeting is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains certain forward-looking statements relating to the registrant. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statement. All forward-looking statements included in this report are based upon information available to the registrant as of the date of this report, which may change, and the registrant undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Exhibits.

99.1	Notice of the Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOHU.COM LIMITED

By:	/s/ Joanna Lv

Name:	Joanna Lv
Title:	Chief Financial Officer

Date: July 30, 2018